

October 29, 2012

Via E-mail
Michael R. Pfeiffer, Esq.
Realty Income Corporation
6000 La Terraza Blvd.
Escondido, California 92025-3873

> **Re:** **Realty Income Corporation**
> **Registration Statement on Form S-4**
> **Filed October 1, 2012**
> **File No. 333-184201**

Dear Mr. Pfeiffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   Please expand your summary section to include a summary risk factor discussion highlighting the material risks related to the merger the related transactions.

Interests of ARCT's Directors and Executive Officers in the Merger, page 7

2.   Please revise this section to more clearly present the direct and indirect benefits to be received by Messrs. Schorsch and Kahane in connection with the merger. To the extent the benefits are to be received indirectly through their ownership in an entity, please explain the relative indirect benefits between them. With respect to the incentive listing fee note, please more clearly describe the original term of the note and the revised term, and please describe the current principal based on the completion of the calculation period. Please also summarize the accelerated vesting of incentive compensation and the dollar amounts of the change of control payments.

Comparative Realty Income and ARCT Market Price and Dividend Information, page 18

3.   To assist ARCT investors' in understanding the change in expected distributions, please expand this section to include disclosure consistent with that in the second risk factor on page 25.

Lease Expirations, page 38

4.   Please also present annual rental revenue disclosure in your lease expiration tables.

Proposals Submitted to ARCT Shareholders, page 46

Golden Parachute Compensation, page 48

5.   Please tell us why you have not included your chief accounting officer in your golden parachute compensation table.

The Merger, page 50

Background of the Merger, page 50

6.   Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of Realty Income and ARCT in the transactions negotiations that were not filed with the registration statement, including all analysts' reports, financial forecasts and projections used by Realty Income, ARCT and their financial advisors.

7.   Please provide a more detailed explanation of the business purpose behind the ARCT board's decision on August 29, 2012 to grant the remaining 30% of LTIP units given the status of the merger negotiations.

Opinions of Realty Income's Financial Advisors, page 67

8.   Please explain why Realty Income engaged two financial advisors, BofA Merrill Lynch and Wells Fargo. Please disclose when Realty Income engaged each financial advisor in connection with the merger and clarify the respective role of each financial advisor.

BofA Merrill Lynch, page 67

Selected Companies Analyses, page 70

9.   Please disclose the criteria used to select the companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Please note that this comment applies to similar analyses performed by the other financial advisors.

Selected Precedent Transactions Analysis, page 71

10.   Refer to the comment above. Similarly, please expand your disclosure to discuss the
       criteria used to select the precedent transactions. Please note that this comment applies to
       similar analyses performed by the other financial advisors.

Dividend Discount Analysis, page 72

11.   Please disclose if the "selected REITs" discussed in this analysis are the same ones that
       are disclosed on page 70 in relation to the selected companies analyses.

Miscellaneous, page 73

12.   Please quantify the fees paid to BofA Merrill Lynch and its affiliates during the two years
       preceding the date of its opinion. Please note that this comment applies to the disclosure
       regarding the other financial advisors.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

13.   Please revise to show a separate column solely for the allocation of the purchase
       price. Also, tell us how you determined which items to include in the purchase price as it
       appears that it includes other items (e.g., issuance of preferred units, new borrowings by
       Realty Income under unsecured credit facility, etc.) that are not part of the consideration
       transferred.

14.   Please also tell us how the adjustments for transactions other than the allocation of the
       purchase prices (e.g., issuance of preferred units, new borrowings by Realty Income
       under unsecured credit facility, etc.) comply with the requirements of Article 11 of
       Regulation S-X. Also, expand the introductory narrative section of the pro forma
       financial statements to clarify all of the transactions that you are reflecting in your
       statements, and expand the footnotes to describe the adjustments for these transactions in
       more detail (e.g., quantify the amounts of the new borrowings that will be used for
       different purposes).

15.   Please tell us how you considered the outstanding ARCT stock options and restricted
       shares in your purchase price calculation and pro forma information.

General (1) (a), page F-8

16.   Please include a sensitivity analysis for a change in the share price of Realty Income's
       common stock on the purchase price.

17.   Please revise your disclosure to provide a detailed analysis of how you determined the
       fair values of the assets and liabilities of American Realty Capital Trust, broken down by
       asset and liability type.

Expense (17), page F-11

18.   Please revise to show how you calculated the adjustments for depreciation and amortization; please breakout by asset type and disclose the useful lives and amortization periods used in the calculations.

Expense (18), page F-11

19.   Please expand your disclosure to explain how the interest on incremental credit facility financing was calculated. Tell us the historical amount recorded for credit facility related interest expense and the new amount including explanation for the interest rate used in your calculation.

Expense (19), page F-11

20.   Please revise footnote 19 to clarify how you determined the adjustment for general and administrative expenses. Provide us with the details of what is being included in Realty Income's estimated general and administrative pro forma number as a result of the merger. Also, tell us how the adjustment complies with Article 11 of Regulation S-X.

Funds from operations (FFO) and adjusted funds from operations (AFFO), page F-12

21.   Please expand your disclosures to specifically address "Normalized FFO." It does not appear that you have complied with the requirements of Item 10(e) of Regulation S-K for this non-GAAP measure.

Exhibit Index, page II-7

22.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legality opinion and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Exhibit 99.3

23.   We note that Goldman Sachs limited its consent to the reference of its opinion to only the registration statement as filed and not any amendment thereto. Thus, please include a new consent from Goldman Sachs with each amendment filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: William J. Cernius, Esq.